SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 05 February  2016

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	Total Voting Rights dated 01 February 2016
99.2	Director Declaration dated 04 February 2016

99.1

InterContinental Hotels Group PLC (the "Company")

Total Voting Rights and Capital

In accordance with Disclosure and Transparency Rule 5.6.1, the Company announces that, as at 29 January 2016, its issued share capital consists of 247,655,712 ordinary shares of 15 265/329 pence each with each share carrying the right to one vote. An additional 11,538,456 ordinary shares are held in Treasury. The total number of voting rights in the Company is 236,117,256.

The above figure may be used by shareholders as the denominator for the calculations by which they may determine if they are required to notify their interest in, or a change to their interest in, the Company under the Financial Conduct Authority's Disclosure and Transparency Rules.

Nicolette Henfrey
SVP, Deputy Company Secretary & Head of Corporate Legal

For further information, please contact:
Corporate Legal & Secretariat (Nicolette Henfrey): +44 (0)1895 512 000

99.2

4 February 2016

InterContinental Hotels Group PLC

Director Declaration

InterContinental Hotels Group PLC ("IHG") today announces that, pursuant to Listing Rule 9.6.14(2), Anne Busquet, a Non-Executive Director of IHG, has been nominated for appointment at the next Elior Group shareholders' meeting as a Non-Executive Director of Elior Group with effect from 11 March 2016.

Enquiries:

Investor Relations (Catherine Dolton; Matthew Woollard): +44 (0) 1895 512176
Media Relations (Yasmin Diamond; Zoë Bird): +44 (0) 1895 512008

Notes to Editors:

IHG® (InterContinental Hotels Group) [LON:IHG, NYSE:IHG (ADRs)] is a global organisation with a broad portfolio of hotel brands, including InterContinental® Hotels & Resorts, Kimpton® Hotels & Restaurants, HUALUXE® Hotels and Resorts, Crowne Plaza® Hotels & Resorts, Hotel Indigo®, EVEN™ Hotels, Holiday Inn® Hotels & Resorts, Holiday Inn Express®, Staybridge Suites® and Candlewood Suites®.

IHG franchises, leases, manages or owns more than 5,000 hotels in nearly 100 countries, with more than 1,300 hotels in its development pipeline. IHG also manages IHG® Rewards Club, the world's first and largest hotel loyalty programme with more than 90 million members worldwide.

InterContinental Hotels Group PLC is the Group's holding company and is incorporated in Great Britain and registered in England and Wales. More than 350,000 people work across IHG's hotels and corporate offices globally.

Visit www.ihg.com for hotel information and reservations and www.ihgrewardsclub.com for more on IHG Rewards Club. For our latest news, visit: www.ihg.com/media and follow us on social media at: www.twitter.com/ihg, www.facebook.com/ihg and www.youtube.com/ihgplc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ H. Patel
Name:	H. PATEL
Title:	COMPANY SECRETARIAL OFFICER

Date:	05 February 2016